Exhibit 99.24

CANADIAN SUPERIOR ENERGY INC.

INSTRUMENT OF PROXY

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 27, 2007

This Instrument of Proxy is solicited on behalf of the management of Canadian Superior Energy Inc. (“Canadian Superior” or the “Company”).  The undersigned holder of common shares of Canadian Superior hereby appoints Michael E. Coolen, President and Chief Operating Officer of the Company, or, failing him, Roger Harman, Chief Financial Officer of the Company, or instead of either of the foregoing,                                  , as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the annual and special meeting of holders of common shares of Canadian Superior (the “Meeting”), to be held on April 27, 2007 at 2:30 p.m. (Calgary time) in the Viking Room at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder’s discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the securities represented by this Instrument of Proxy in the following manner (check () the appropriate box):

1.                                       FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR) fixing the number of directors to be elected at the Meeting at seven;

2.                                       FOR ☐ or WITHHOLD FROM VOTING FOR ☐ (and, if no specification is made, FOR) the election of directors as specified in the Information Circular of Canadian Superior dated March 27, 2007 (the “Information Circular”);

3.                                       FOR ☐ or WITHHOLD FROM VOTING FOR ☐ (and, if no specification is made, FOR) the appointment of Meyers Norris Penny LLP, as auditors of Canadian Superior for the ensuing year and the authorization of the directors to fix their remuneration as such;

4.                                       FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR) confirming and re-approving Canadian Superior’s shareholder rights plan as set forth in the Information Circular; and

5.                                     In the discretion of the said proxyholders upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder’s sole judgment, may determine.

The common shares represented by this Instrument of Proxy will be voted in the manner directed herein by the undersigned on any ballot that may be called for.  If no direction is given, the common shares will be voted in favour of the above matters.  If any other business or amendments or variations to the matters identified in the Notice of Annual and Special Meeting included with the Information Circular properly come before the Meeting, then discretionary authority is conferred upon the person appointed in this proxy in the manner that such person sees fit.  The undersigned hereby ratifies and confirms that such proxyholder may do so by virtue hereof.  The undersigned hereby acknowledges receipt of the Notice of Annual and Special Meeting of the Shareholders and the Information Circular.

Each holder of common shares has the right to appoint a proxyholder other than the persons designated above, who need not be a shareholder, to attend and to act for and on the behalf of such holder at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the holder’s appointee should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

Dated this day of , 2007.
(signature of shareholder)

(name of shareholder - please print)

(number of common shares held)

PLEASE MARK, DATE AND SIGN THIS INSTRUMENT OF PROXY AND PROMPTLY RETURN IT USING THE ENCLOSED ENVELOPE

Notes:

1.               In order for this proxy to be effective, this proxy must be executed by the holder of common shares or the attorney of such person authorized in writing or, if the holder of common shares is a company, under its corporate seal or by an officer or attorney thereof duly authorized and must be received by Canadian Superior, c/o Valiant Trust Company, 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. If the date is not inserted in the blank space provided above, this proxy shall be deemed to be dated on the day on which it is mailed by Canadian Superior with the Information Circular.

2. This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the common shares are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.